UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42599

HAOXIN HOLDINGS LIMITED 昊鑫控股有限公司

(Exact name of Registrant as specified in its charter)

Room 901, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

+86 574-87865995

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignations of Independent Directors

On June 23, 2026, Bangjie Hu tendered his resignation as an independent director and the Chair of Audit Committee, a member of Nominating and a member of Compensation Committee of Haoxin Holdings Limited (the “Company”). On June 23, 2026, Mikael Charette tendered his resignation as an independent director and the Chair of Compensation Committee, a member of Nominating and a member of Audit Committee of the Company. Both Bangjie Hu and Mikael Charette’s resignations became effective on July 8, 2026.

Appointment of Independent Directors

To fill the vacancies created by the resignations of Mr. Mikael Charette, on July 20, 2026, the Board appointed Mr. Ro Phansalkar as independent director and the Chair of Compensation Committee, a member of Nominating and a member of Audit Committee of the Company. On July 20, 2026, the Board also appointed Ms. Mengzhi Wang as independent director, and the Chair of Audit Committee, a member of Nominating and a member of Compensation Committee of the Company to fill the vacancies created by the resignations of Mr. Bangjie Hu.

The biographical information of each of Mr. Ro Phansalkar and Ms. Mengzhi Wang is set forth below:

Mr. Ro Phansalkar has had a long and distinguished career in Investment Banking. He was a Partner and Co-Head of the Energy Finance Group at Shearson American Express, a Managing Director of Bear Stearns & Co., a Managing Director and the Head of Energy Finance Group at Oppenheimer & Co, where he was also in charge of expanding Oppenheimer’s business in Asia. Mr. Ro Phansalkar was the Founding Chairman of NYSE listed The India Fund. He was also the Founder, Vice Chairman and CEO of Newbridge Capital, a firm primarily focused on private equity transactions. Mr. Ro Phansalkar served as the Chairman and the CEO of Osicom Technologies, an optical networking company listed on the NASDAQ. Currently, Mr. Ro Phansalkar is the Chairman and CEO of RKP Capital, Inc., a merchant banking and financial advisory boutique. Over the years, Mr. Ro Phansalkar has served as a Non- Executive Director of numerous public and/or private corporations and organizations. Mr. Ro Phansalkar received a BS Engineering degree from Michigan Technological University and an MBA from Harvard Business School.

Ms. Mengzhi Wang, 33years old, has served as Chief Financial Officer of Hangzhou Haiduo Investment Management Co., Ltd. since 2018, where she is responsible for the company’s overall financial management, corporate governance, and financial risk control. Since 2018, she has also served as Chief Executive Officer of Hangzhou HiBox Technology Co., Ltd., overseeing its overall operations, financial management, and internal control and compliance systems. From 2021 to 2026, Ms. Mengzhi Wang was responsible for the financial management and operational governance of Daliangqing (Hangzhou) Technology Co., Ltd. In 2024, she co-founded Zhongjie Meitong Securities Investment Consulting (Wuhan) Co., Ltd., where she led the establishment of the company’s financial risk management framework and oversaw financial systems, compliance, and capital management. Ms. Mengzhi Wang received a Master’s degree in Management from China Jiliang University in 2018 and is an International Certified Public Accountant (ICPA).

Neither Mr. Ro Phansalkar nor Ms. Mengzhi Wang has a family relationship with any director or executive officer of the Company. They have not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. The Board has determined that each of Mr. Ro Phansalkar and Ms. Mengzhi Wang is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2).

Additional 180 Calendar Days Extension Until December 14, 2026 Granted by NASDAQ to Regain Compliance with the Minimum Bid Price Requirement.

As previously disclosed in the Form 6-K furnished on December 17, 2025, Haoxin Holdings Limited (the “Company”) received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) on December 15, 2025 indicating that the closing bid price of the Company’s Class A Ordinary Shares had been below US$1.00 per share for the 31 consecutive business days from October 30, 2025, to December 12, 2025 and that, as a result, the Company is no longer in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until June 15, 2026, to regain compliance with the Nasdaq continued listing requirement. The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Nasdaq’s staff to provide it with an additional 180 calendar days compliance period to cure the deficiency.

On June 15, 2026, the Company submitted a request to Nasdaq for an additional 180 calendar days extension to regain compliance with the minimum bid price requirement.

On June 17, 2026, the Company received a letter from Nasdaq advising that the Company had been granted an additional 180 calendar days extension, or until December 14, 2026, to regain compliance with the minimum bid price requirement. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed. However, Nasdaq may, in its discretion, require the Company to maintain a bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. In addition, if the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration date in order to timely regain compliance.

The Company will continue to monitor the closing bid price of its Class A Ordinary Shares and may, if appropriate, consider implementing available options, including implementing a reverse stock split, to regain compliance with the minimum bid price requirement. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement during this 180 calendar days extension or meet the other continued listing requirements of Nasdaq. If the Company does not regain compliance within the additional compliance period, Nasdaq will provide notice that the Company’s securities will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel, although there can be no assurance that such an appeal would be successful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2026

Haoxin Holdings Limited

By:	/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer

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